UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 8, 2007

Commission File Number 000-29938

Pacific Internet Limited

(Translation of registrant’s name into English)

89 Science Park Drive, #01-07

The Rutherford, Singapore Science Park

Singapore 118261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F:

☑  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes            ☑  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable

No.	Document
1	Media Release of Pacific Internet Limited dated June 8, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2007	PACIFIC INTERNET LIMITED

	By:	/s/ Phey Teck Moh
	Name:	Phey Teck Moh
	Title:	President & CEO

(Company Registration No. 199502086C)

(Incorporated in the Republic of Singapore)

VOLUNTARY CONDITIONAL CASH GENERAL OFFER FOR PACIFIC INTERNET LIMITED (“PACNET”) BY CONNECT HOLDINGS LIMITED (THE “OFFEROR”) TO ACQUIRE ALL THE ISSUED ORDINARY SHARES IN THE CAPITAL OF PACNET OTHER THAN THOSE ALREADY HELD BY THE OFFEROR AS AT THE DATE OF THE OFFER - REVISION OF OFFER PRICE AND EXTENSION OF OFFER PERIOD

Singapore, 8 June, 2007 – The Board of Directors (the “Board”) of Pacific Internet Limited (“PacNet”) refers to the announcement (the “Revised Offer Announcement”) filed with the United States Securities and Exchange Commission (“SEC”) on 7 June 2007 by Connect Holdings Limited (the “Offeror”), revising its offer to purchase dated 2 May 2007 in relation to the voluntary conditional cash general offer (the “Offer”) by the Offeror to acquire all the issued ordinary shares (the “Shares”) in the capital of PacNet, other than those already held by the Offeror as at the date of the Offer (the “Revised Offer”).

1.	Revision of the Offer Price

The Board notes that the Revised Offer Announcement, amongst other things, states that the Offeror is revising the offer price from US$10.00 net in cash per share, without interest to US$11.00 net in cash per Share, without interest (the “Revised Offer Price”), on the terms and subject to the conditions set out in the Revised Offer Announcement, a copy of which is available on the website of the SEC at www.sec.gov.

As stated in the Revised Offer Announcement, the Revised Offer Price is final and the Offeror will not increase or revise the offer price further.[1] Shareholders of the Company (“Shareholders”) who have earlier accepted the Offer are entitled to receive the Revised Offer Price.

2.	Expiration of the Revised Offer

The Board wishes to inform Shareholders that the Offeror has, in the Revised Offer Announcement, announced an extension of the expiration date of the Revised Offer until 1:00 a.m., New York City time, on 22 June 2007, 1:00 p.m., Singapore time, on 22 June 2007.[1] The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on 7 June 2007, 12:00 noon, Singapore time on 7 June 2007.

Shareholders should accordingly note that as stated in the Revised Offer Announcement, the Revised Offer will now close at 1:00 a.m., New York City time, on 22 June 2007, 1:00 p.m., Singapore time, on 22 June 2007.

The Revised Offer Announcement further states that with the extension of the Offer, the options proposal made to PacNet’s optionholders has also similarly been extended to 1:00 a.m., New York City time, on 22 June 2007, 1:00 p.m., Singapore time, on 22 June 2007.

[1]

The Revised Offer Announcement notes that, under applicable rules and regulations, the Offeror is not permitted to further revise the Offer after 15 June 2007 and/or further extend the Offer past 1 July 2007, unless there is a competing offer and/or with the consent of the Singapore Securities Industry Council. The Offeror has reserved the right to extend and/or revise its Offer in the event of a competing offer in the Revised Offer Announcement.

3.	Supplemental Circular

A supplemental circular setting out, inter alia, details of the Revised Offer, the recommendations of the Directors of PacNet who are considered Independent for the purposes of evaluating the Revised offer (“Independent Directors”) and the advice of KPMG Corporate Finance Pte Ltd as independent financial adviser to the Independent Directors, will be dispatched by or on behalf of the Company to Shareholders shortly.

The Board will continue to keep Shareholders informed as developments warrant. In the meantime, Shareholders are advised to refrain from taking any action in relation to their Shares in PacNet which may be prejudicial to their interest.

4.	Responsibility Statement

The Directors of PacNet (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, the Revised Offer Announcement), the sole responsibility of the Directors of the Company has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

By Order of the Board

Media and Analyst Contacts:
Singapore (Media)

Bernard Ho

Senior Manager, Group Corporate Communications

Pacific Internet Limited

Direct Tel: +65 6771 0443

Mobile: +65 9782 3393

Email: bernard.ho@pacific.net.sg

Chia Hui Kheng

Director, Citigate Dewe Rogerson iMage

Direct Tel: +65 6530 7135

Mobile: +65 9781 5913

Email: huikheng,chia@citigatedrimage.com

Investors and Analysts

Mervin Wang

Senior Manager, Investor Relations

Pacific Internet Limited

Direct Tel: +65 6771 0780

Mobile: +65 9798 6077

Email: mervin.wang@pacific.net.sg

Editor’s Notes:

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement

Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.